Filed by Hughes Electronics Corporation
Subject Company — Hughes Electronics Corporation
and General Motors Corporation
and EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No.: 333-84472

The following is a copy of a presentation that will be made available on Hughes Electronics Corporation’s (“Hughes”) website in connection with an Internet webcast hosted by Hughes Network Systems, Inc., a subsidiary of Hughes, beginning July 31, 2002. A transcript of the Question and Answer session of the webcast is expected to be made available on Hughes' website beginning August 5, 2002 and will be filed on Form 425 at such time.

SPACEWAY North America Enterprise Business July 31, 2002

The following presentation represents the current HUGHES and Hughes Network Systems' operating plans for the SPACEWAY North American Enterprise business. These plans may change upon the successful completion of the HUGHES/EchoStar merger based on the new management's views and outlook.

In connection with the proposed transactions, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") have filed amended preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents and export licenses; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; (15) weakness in the global economy may harm Hughes' business generally, and adverse local political or economic developments may occur in some of Hughes' markets; (16) service interruptions arising from technical anomalies on some satellites, or caused by war, terrorist activities or natural disasters, may cause customer cancellations or otherwise harm the business of Hughes; (17) satellite launches may be delayed or fail, Hughes' satellites may fail prematurely in orbit and Hughes may be unable to obtain adequate insurance to cover losses incurred from the failure of launches and/or satellites; (18) Hughes has experienced satellite anomalies in the past and may experience satellite anomalies in the future that could lead to the loss or reduced capacity of such satellites that could materially affect operations; (19) the ability of customers to obtain financing may adversely impact Hughes' business; and (20) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

Agenda Overview Enterprise Customer Needs SPACEWAY(tm) Market Opportunity Business Plan Summary

HUGHES Corporate Structure

SPACEWAY(tm) vs. DIRECWAY(r) DIRECWAY End-user Services Turnkey provision of communication services globally Global Enterprise and consumer Manufacture, sale, installation, and maintenance of equipment System/hub operation Purchases space segment to provide service SPACEWAY Satellite Operations Owner and operator of next-generation satellite platform Three satellites primarily covering the U.S.A. Provider of space segment to DIRECWAY service and others This presentation looks at only the consolidated HNS North American Enterprise/Spaceway business. It does not include the consumer DIRECWAY(r) service.

Evolution of 2-Way Satellite Communication

HUGHES
NETWORK SYSTEMS



Addressable
Market Size
▪ Mesh networks
▪ Peer-to-peer applications
▪ Enterprises (Large, Medium, and SoHo)
▪ Telecommuters
▪ 0.7–1.0 M antennas
▪ 512 kbps–100 Mbps uplinks
▪ 440 Mbps downlinks
▪ Ka-band with "Switch in the Sky"
▪ Star network applications
▪ Enterprises as customers
▪ Ku-band Bent Pipe
▪ 1.8 M VSATs
▪ Up to 256 kbps uplinks
▪ Up to 45 Mbps downlinks
▪ Trunking apps (point-to-point)
▪ Carriers were customers
▪ C-band bent pipe
▪ 10-30 meter antennas
1964
Intelsat
Western Union
RCA Americom
AMSC
1984
Galaxy
PanAmSat
GE Americom
Intelsat
Eutelsat
Astra
2004
SPACEWAY™

G-24949 P
07/26/02

8 HNS-27555

HUGHES PROPRIETARY II

Core Strengths: Technology 1999 2001 2002 1983 1995 1994 1990 Invention of first VSAT First Mesh VSAT (TES(tm)) DIRECTV(r) DirecPC(r) DirecDuo(r) Shipped 9 Millionth DIRECTV Set-Top box 2004 G-24975 P 07/26/02 2-Way (demods)

Enterprise Market Penetration: North America 8,000 Installers & Maintenance Technicians Across the U.S. 8,000 Installers & Maintenance Technicians Across the U.S. Direct Sales Indirect Channel Sales Specialist Sales Government, Carrier, Large Systems Hospitality Services G-24941 P 07/30/02 Automotive Energy Retail

HNS Enterprise Services HNS is the Global Market Leader in Broadband Satellite Services > 55% share of VSAT market (Comsys 2001) > 500,000 terminals ordered or installed > $600M in Enterprise revenues worldwide In last 5 years, growth has been fueled by HNS technology advances driving reductions in end-user equipment prices and broadening market Have reached performance limits of current platforms To continue to grow this business, HNS needs significant additional capacity, which supports higher speed at lower cost The Answer: SPACEWAY

Increased Market Opportunity Today, HNS competes primarily in the provision of private branch networks for large multi-site corporations (retail, automotive, gas stations, etc.) SPACEWAY(tm) is expected to significantly expand the addressable market, allowing HNS to compete with: Private Lines and Frame Relay services to all large enterprises IP Virtual Private Network services for large and medium enterprises The provision of broadband service to the Small, Medium and SOHO market sectors The provision of broadband service to Teleworkers and for other 'extranet' applications 3.5B 0 5 10 15 20 25 30 35 40 Today SPACEWAY Addressable Market Enabled - 2004 $38B $3.5B $B

Steady-state cash flow is anticipated to repay SPACEWAY investment every 3 years. SPACEWAY(tm) is Expected to Generate Superior Financial Returns SPACEWAY is expected to increase HNS Enterprise revenue nearly three-fold in 5 years Larger addressable market Increased customer throughput requirements New value added services SPACEWAY is expected to increase EBITDA margins four-fold in 5 years HNS derives space segment profits Increased leverage on fixed costs Value-added services

Enterprise Customer Needs

How Enterprises Communicate Advantage: Guaranteed bandwidth, even for peak usage. Drawback: You pay for a fixed amount of bandwidth, no matter how much you use. Dedicated Bandwidth Managed Bandwidth Networks Advantage: Shared bandwidth with more flexible allocation. Drawback: End-to-End quality of service more difficult to deliver on shared infrastructure Large, Small and Medium Enterprises Frame Relay, IP VPN Large Corporations Private Lines

Changing Enterprise Requirements Architectural Migration Centralized Host Based Intranet, Extranet, Peer To Peer Distributed

0 5 0 0 1 , 0 0 0 1 , 5 0 0 2 , 0 0 0 1 9 9 9 2 0 0 0 2 0 0 1 2 0 0 2 2 0 0 3 2 0 0 4 2 0 0 5 Ports (000) U.S. Frame Relay Port Speed Business Requirements >64Kb/s <64Kb/s Source: IDC, 2000 High Speed Service Utilization by Large Enterprises Source: AMI Research Enterprise Customers Need More Bandwidth More than 90% of large enterprises use high-speed private point-to- point data circuits Today nearly half of all Frame Relay access ports are > 64Kb/s inbound Current Ku Satellite platforms have a cost effectiveness limitation at 64-128 Kb/s 0% 1 0% 2 0% 3 0% 4 0% 5 0% 6 0% 7 0% 8 0% 9 0% 1 0 0 % T 1 / F r a c T 1 / T 3 F r a m e R e l a y A T M 1 9 9 9 2 0 0 0 2 0 0 1 2 0 0 2 e 63% 42% 57% 73% 87% 66% 95% 70% 3% 6% 7% 9%

Ku-band Capacity No new available slots More than 80% existing transponder capacity sold(1) Planning service growth at any particular orbital location is difficult to impossible New launches are primarily replacement or non-U.S. coverage -120 -90 -60 71.8° W Operational Unlaunched 74° W -105 -135 -75 -45 72° W 74° W 77° W 79° W 81° W 85° W 87° W 89° W 91° W 93° W 95° W 97° W 99° W 101° W 103° W 105° W 107.3° W 111.1° W 113° W 116.8° W 118.7° W 123° W 79° W 81° W 89° W 95° W 105° W 109.2° W 111° W 125° W 105° W 81° W 95° W 95° W Enterprise service growth also limited by lack of capacity: (1)Source: Telegeography Inc, 2001 The three North American SPACEWAY satellites under construction have as much gross capacity as the in-orbit Ku-band fleet

Conclusion SPACEWAY(tm) is expected to enhance HNS' competitive position in the enterprise service business through: Improved speed and performance of services Lower transmission costs Meeting the changing business, application and networking needs of its customers Providing additional broadband capacity

SPACEWAY(tm) answers the business needs

The SPACEWAY(tm) Satellite System Advanced design optimizes satellite for high speed data networking SPACEWAY satellites will be owned and operated by HNS. Each satellite has the equivalent capacity of 5 - 8 existing Ku satellites. Two domestic satellites are planned with one in-orbit spare. Licensed Orbital Slots: 101? W, 99? W, 131? W Any end-user terminal can directly connect to any other at broadband speed

SPACEWAY(tm): A High Performance Platform SMALL, LOW-COST, HIGH-SPEED TERMINALS: Up to 16x faster uplink speed from user sites than Ku systems today High volume terminals for up to 100 Mb/s. End users are anticipated to experience multi-megabit/ second download speeds BANDWIDTH-ON-DEMAND: No need to provision dedicated circuits Multiple classes of service to support constant rate, burst, and on-demand bandwidth needs Or PRIVATE-LINE EQUIVALENT Permanent or on-demand Uplink Speed Downlink Speed Defined by service 440 Mb/s data transfer speeds from satellite 512 Kb/s, 2 Mb/s, 16 Mb/s & up to 100 Mb/s from user sites Platform Capability

SPACEWAY(tm) Program Status Design reviews concluded in 2002 Flight hardware in manufacture and assembly Planning first spacecraft launch in mid-2003 In service projected Q2 2004 Planning 2nd spacecraft launch in mid-2004 Planning 3rd spacecraft launch in 2005 Capital Expenditures $1.7B $1.8B Total Capital Investment Inception to launch (assuming 2Q04 launch) Inception to date (as of June 2002) $1.2B

SPACEWAY(tm) significantly expands HNS' market opportunity It is expected to be very competitive with terrestrial services

Competitive Advantages - vs. Terrestrial SPACEWAY(tm) transport costs extremely competitive with terrestrial managed networks (Private Line, Frame Relay, IP Virtual Private Networks) Multicasting and broadcasting are very inefficient on terrestrial HNS anticipates having the unique ability to control total path including trunking and last mile No terrestrial providers can provide door-to-door nationwide value-added services on their own dedicated infrastructure

Competitive Advantages - vs. Other Satellite Systems HNS already has established: Customer base Direct sales Distribution Fulfillment Operations Field support SPACEWAY(tm) anticipates having the lowest cost/bit......

Note: SPACEWAY(tm) loading potential probably at least 2 times that of Ka bent pipe Comparison of Capital Cost per Mbps 2 0 0 9 3 9 0 6 1 0 2 0 4 0 6 0 8 0 1 0 0 1 2 0 1 4 0 1 6 0 1 8 0 2 0 0 T y p i c a l K u B e n t P i p e ( B P ) A s t r o l i n k W i l d B l u e K a M u l t i - S p o t ( B P ) SPACEWAY $K/Mbps for Satellite Lifetime

1 Source: Insight Research 2 Source: IDC 3 Source: SG Cowen HNS only needs to capture 3 - 5% of the market to secure business plan returns Total Enterprise Market Opportunity Total Addressable Market (2004) $38 billion Dedicated Bandwidth Market > $17 billion1 Managed Bandwidth Market: Frame Relay > $11 billion2 Managed Bandwidth Market: IP Virtual Private Network > $9 billion3

Enterprise Dedicated Bandwidth Market Enterprises buy dedicated high speed circuits from LECs for use within their businesses Total market revenues > $17B today Today, HNS cannot compete in this market More than $6B revenue for long distance circuits will migrate by 2007 to managed bandwidth networks like Frame Relay, IP VPN and SPACEWAY(tm) Market for local private lines increasing from $8B at CAGR of 11.5% Source: Insight Research SPACEWAY will compete because: Most dedicated circuits bought for peak loads - cost inefficient SPACEWAY is designed to give high-speed bandwidth on demand when needed Customer to pay only for amount consumed Instantaneous provisioning of incremental bandwidth

Managed Bandwidth Networks: Frame Relay Market All prices assume capacity multiplexing Ref: AMI, "Frame Relay Forecast Study", 2001 SPACEWAY(tm) will compete because of: Competitive access speeds Lower cost Guaranteed, burstable capacity Rapid capacity upgrades and reconfigurations Simultaneous access to multiple internal/external networks 4,500 - 4,000 - 3,500 - 3,000 - 2,500 - 2,000 - 1,500 - 1,000 - 500 - 0 - '98 '99 '00 '01 '02 '03 '04 '05 $/month T1 Frame Relay Price Forecast 1,400 - 1,200 - 1,000 - 800 - 600 - 400 - 200 - 0 - '98 '99 '00 '01 '02 '03 '04 '05 $/month 256k Frame Relay Price Forecast Planned Initial SPACEWAY Price Planned Initial SPACEWAY Price Managed bandwidth service using infrastructure controlled by LEC and 3rd party local loops Market > $9B in 2002 (1) Growth to $12B(1) by 2004 Growth primarily in high speed networking Today, HNS is losing ground to Frame Relay and cannot provide high-speed services (1) Source IDC

Managed Bandwidth Networks: IP VPN Market Managed bandwidth service using Internet infrastructure to provide 'virtual private network' Low-cost solution particularly for small/medium companies and extranet applications Market worth >$5B in 2002 Today HNS can only compete for low-speed networks which fit the 'hub' architecture Source: S G Cowen SPACEWAY(tm) will compete because of: Architectural flexibility No local-loop issues Own infrastructure provides greater Quality of Service control Bandwidth-on-demand features provide strong economic benefit

SPACEWAY(tm) Will Enable: Value-Added Applications HNS is developing a suite of value added applications for SPACEWAY that are expected to differentiate the service from other managed-bandwidth providers HUGHES Applications Center of Excellence Over 100 dedicated development engineers Tracking new peer-to-peer technologies Multiple service initiatives under evaluation/development HUGHES Broadband Alliance Program Created collaboration program with key industry leaders Over 700 applications received to join program Major partners so far include:

SPACEWAY(tm) Value-Added Applications: Video Collaboration SPACEWAY managed video collaboration services The chilling truth in the videoconferencing market is that no single company has all the essential elements it takes to make a successful offering." -Frost and Sullivan, 2000 Truly easy-to-use interface with powerful file sharing and collaborative tools *Source: Wainhouse Research, Frost & Sullivan Market size is $2.5B and growing at a rate of 43% per annum* Videoconferencing, remote presentation and file sharing, interactive secure chat and response systems Guaranteed quality-of-service and one-stop shop for a single-vendor solution Integrates powerful multicast capabilities with widely available videoconferencing standards

SPACEWAY(tm) Value-Added Applications Multicasting 40% of IP traffic growth is expected to come from streaming by 20051 Spaceway enables local, distributed and full broadcast/multicast capabilities across the continental U.S. Self-hosted or through HNS application service center 1Source: JP Morgan

SPACEWAY(tm) is expected to deliver compelling financial growth opportunities

SPACEWAY(tm): The Financial Imperative Summary: Significant reduction in cost per transported bit (2/3rds lower than Ku-band) HNS will retain satellite operator cash flow & margin (typically 70% EBITDA) HNS expects 60% of existing enterprise users to migrate within first 3 years Enterprise revenues expected to nearly triple in 5 years: Increased revenues from existing customers New market segments Value added services EBITDA margins expected to increase by 4 times Increased revenues leverage fixed costs ROIC expected to be > 35% 2008 and beyond

Ka-Band Market Share - 2008 Source: AMI and Management Estimates

SPACEWAY(tm) North America Enterprise Economics

SPACEWAY(tm)-Enabled Enterprise Service Financial Summary Payback Period: <5 years

SPACEWAY(tm) Is the Next-Generation Satellite Platform "Switch in the Sky" 10 Gbps capacity per satellite with onboard processing Mesh networking for peer-to-peer applications High-speed up and down links 512 kbps - 100 Mbps uplink 440 Mbps downlink Point-to-point and broadcast capability

Summary SPACEWAY(tm) is Expected to Generate Superior Financial Returns: SPACEWAY is expected to increase revenue Market size Increased customer throughput requirements Value-added services SPACEWAY is expected to increase operating margins HNS derives space segment profits Increased leverage on fixed costs Value-added services SPACEWAY plans to achieve a ROIC > 35% by 2008